BB 3/15

05038310

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response...12.00

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52030

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 213

FACING PACE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pritchard Capital Partners, LLC

OFFICIAL USE ONLY
100480
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Lakeshore Dr.
(No. and Street)

Mandeville (City) LA (State) 70448 (Zip Code)

IAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Pritchard 985-809-7000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200 (Address) Metairie (City) LA (State) 70005 (Zip Code)

HECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/15

OATH OR AFFIRMATION

I, Thomas W. Pritchard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pritchard Capital Partners, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

LAURI A. WATTS
NOTARY PUBLIC
Parish of Jefferson, State of Louisiana
NIDN 12961
My Commission is issued for Life.

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRITCHARD CAPITAL PARTNERS, LLC

December 31, 2004

Audit of Financial Statements

December 31, 2004

CONTENTS

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Managers
Pritchard Capital Partners, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **Pritchard Capital Partners, LLC** as of December 31, 2004, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Pritchard Capital Partners, LLC** as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
February 2, 2005

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
www.laporte.com

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$ 1,149,862
Compensating Balance Held at Clearing Organization	100,000
Receivable from Brokers or Dealers	1,850,286
Receivable from Customers and Others	11,072
Receivable from Related Parties	47,353
Note Receivable from Related Party	174,570
Trading Securities, at Fair Value	240,456
Securities Not Readily Marketable, at Estimated Fair Value	448,959
Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $117,638	615,638
Other Assets	130,887
	$ 4,769,083

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable	$ 241,490
Accrued Expenses	645,575
Payable to Related Parties	776,278
Total Liabilities	1,663,343
MEMBERS' EQUITY	
Members' Units, No Par Value, 200 Units Authorized, 100 Units Issued and Outstanding	3,105,740
	$ 4,769,083

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
For The Year Ended December 31, 2004

REVENUES	
Commission Income	$ 6,897,692
Selling Concessions	2,829,586
Placement Fees	1,370,611
Principal Transactions	718,671
Research Services	248,085
Interest Income	5,392
Other Income	21,758
Total Revenues	12,091,795
EXPENSES	
Employee Compensation and Benefits	6,711,473
Other Operating and General and Administrative Expenses	1,284,103
Brokerage Commissions and Fees	877,065
Occupancy	594,371
Research and Market Services	130,441
Regulatory Fees and Expenses	33,301
Total Expenses	9,630,754
NET INCOME	$ 2,461,041

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2004

BALANCE - DECEMBER 31, 2003	$ 991,464
Net Income for the Year 2004	2,461,041
Members' Contributions	316,942
Members' Distributions	(663,707)
BALANCE - DECEMBER 31, 2004	$ 3,105,740

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For The Year Ended December 31, 2004

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2004

OPERATING ACTIVITIES	
Net Income	$ 2,461,041
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities:	
Depreciation	70,940
Loss on Sale of Fixed Assets	39,380
Increase in Receivable from Customers and Others	62,487
Decrease in Compensating Balance Held at Clearing Organization	151,343
Increase in Receivable from Brokers or Dealers	(1,754,555)
Increase in Receivable from Related Parties	(178,950)
Increases in Securities Owned	(219,687)
Decrease in Other Assets	14,088
Increase in Accounts Payable	26,852
Decrease in Securities Sold, Not Yet Purchased	(442,626)
Increase in Accrued Expenses	271,456
Increase in Related Party Payable	708,517
Net Cash Provided by Operating Activities	1,210,286
INVESTING ACTIVITIES	
Purchases of Furniture and Equipment	(580,701)
Proceeds from Sale of Furniture and Equipment	36,000
Decrease in Deposits	60,550
Net Cash Used In Investing Activities	(484,151)
FINANCING ACTIVITIES	
Repayment of Long-Term Debt	(9,406)
Proceeds from Capital Contributions	316,942
Distributions to Members	(663,707)
Net Cash Used in Financing Activities	(356,171)
NET INCREASE IN CASH AND CASH EQUIVALENTS	369,964
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	779,898
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,149,862
SUPPLEMENTARY CASH FLOW INFORMATION:	
Cash Paid for Interest	$ 13,807
Furninture and Equipment Transferred to Parent in Exchange for Debt Repayement	$ 130,564

The accompanying notes are an integral part of these financial statements.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

PRITCHARD CAPITAL PARTNERS, LLC is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company performs as an introducing broker and provides investment banking and investment advisory services. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company is a Louisiana Limited Liability Company that is a wholly-owned subsidiary of Pritchard Capital Holding, LLC (Parent).

FURNITURE AND EQUIPMENT

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $70,940 for the year ended December 31, 2004.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its' members.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLES FROM CUSTOMERS

Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2004, there was no allowance for doubtful accounts.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT SECURITIES

Marketable securities held for trading are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Managers. The resulting difference between cost and market (or fair value) is included in income.

SECURITIES TRANSACTIONS

Securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on the trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE B
RECEIVABLE FROM BROKERS AND DEALERS

Accounts receivable from brokers or dealers represents uncollected commissions and fees due from other brokers and/or clearing organizations.

NOTE C
AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes Jefferies and Company, Inc. as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2004, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2004, the Company had net capital of $1,641,193, which was $1,530,304 in excess of its required net capital of $110,889.

NOTE D

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2004, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases office space under leases expiring in 2011. Future minimum lease payments under these operating leases are as follows:

2005	$ 306,794
2006	300,024
2007	301,563
2008	318,488
2009	208,488
Thereafter	297,732
	$ 1,733,089

Rent expense totaled $340,828 for the year ended December 31, 2004.

The Company is a guarantor of notes payable of certain members of the Company's Parent. The Company has pledged $284,000 of Not Readily Marketable Securities as collateral for the notes, which mature in December 2009.

NOTE E
RELATED PARTY TRANSACTIONS

The Company was under the management of its Parent for part of 2004, under a management contract expiring July 31, 2005. Management fees paid to Pritchard Capital Holding, LLC for the year ended December 31, 2004 totaled $47,500.

Receivables from related parties include advances to Members of the Company's Parent. Payables to related parties include commissions and bonuses payable of $747,213 due to Members of the Company's Parent, and unreimbursed expenses due to Parent totaling $29,065. Notes receivable from related party consists of a note due from a Member of the Company's Parent, payable in three annual installments of principal and interest of $92,461 on August 15, 2005-7, bearing interest at 2.37%.

The Company leases office space, for $10,000 monthly, from an affiliated company under an operating lease expiring January 31, 2009. Maturities of this lease are included in Note D. The lease contains two five-year renewal options, with lease payments tied to the Consumer Price Index. Rent expense paid to affiliate, included in the amount disclosed in Note D, totaled $120,000 for the year ended December 31, 2004.

NOTE F
EMPLOYEE BENEFIT PLAN

A 401(k) employee benefit plan was adopted in 2003 that covers substantially all employees. The Company matches a portion of employee contributions pursuant to the plan. Contributions of $161,240 were charged to operations for the year ended December 31, 2004.

NOTE G
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,641,193, which was $1,530,304 in excess of its required net capital of $110,889. The Company's aggregate indebtedness to net capital ratio was 1.01 to 1 at December 31, 2004.

NOTE H
SUBSEQUENT EVENT

On January 4, 2005, the Company made a distribution to its Parent totaling $97,000.

PRITCHARD CAPITAL PARTNERS, LLC
SUPPLEMENTARY INFORMATION
For The Year Ended December 31, 2004

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 3,105,740
Deductions and/or Charges	
Non-Allowable Investments	(448,959)
Non-Allowable Fixed Assets	(615,638)
Receivables Not Held in Control Accounts	(232,995)
Other Assets	(130,887)
Other Deductions or Charges	-
Net Capital Before Haircuts on Securities Positions	1,677,261
Haircuts on Securities	(36,068)
Net Capital	$ 1,641,193
AGGREGATE INDEBTEDNESS	$ 1,663,343
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 110,889
Excess of Net Capital	$ 1,530,304
Excess Net Capital at 1,000%	$ 1,474,859
Ratio: Aggregate Indebtedness to Net Capital	1.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 1,641,193
Other Adjustments	-
Net Capital Per Above	$ 1,641,193

PRITCHARD CAPITAL PARTNERS, LLC
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2004, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2004, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2004, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LaPorte Sehrt Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Managers
Pritchard Capital Partners, LLC

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **Pritchard Capital Partners, LLC** for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Pritchard Capital Partners, LLC** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
www.laporte.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 2, 2005